Exhibit 3.4

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

    The corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware does herby certify:

    FIRST: That at a meeting of the Board of Directors of Envirosafe Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

    RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “IV” so that, as amended, said Article shall be and read as follows:

Increase the total authorized capital of the Corporation to $210,000.00, consisting of 200,000,000 shares of common stock , par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.

    SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

    THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware.

    IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15 day of December, 2005.

By: /s/ Bryan Kuskie
                                                                        Authorized Officer

Title: CEO/ President

Name: Bryan Kuskie
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